Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

NNN APARTMENT REIT, INC.
SUPPLEMENT NO. 3 DATED DECEMBER 11, 2006
TO THE PROSPECTUS DATED JULY 19, 2006

This document supplements, and should be read in conjunction with, our prospectus dated July 19, 2006, as supplemented by Supplement No. 1 dated September 19, 2006 and Supplement No. 2 dated November 16, 2006, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering;

•	a change in our minimum initial investment requirements for investors in other programs sponsored by our sponsor or its affiliates;

•	an amendment to our bylaws that changes the month of our annual stockholder meeting;

•	a change in the organizational structure of our sponsor, our property manager and our dealer manager; and

•	the appointment of a new chairman of our board of directors.

Status of Our Initial Public Offering

As of December 7, 2006, we had received and accepted subscriptions in our offering for 1,399,246 shares of common stock, or $13,976,000.

Change to Minimum Initial Investment Requirements

We previously disclosed in the prospectus that the minimum initial investment is 100 shares, which equals an investment of $1,000, except in Minnesota which requires a minimum investment of 250 shares, or $2,500, and North Carolina, which requires a minimum investment of 500 shares, or $5,000. We have decided to allow existing investors in other programs sponsored by our sponsor, Triple Net Properties, LLC, or Triple Net Properties, or any of our sponsor’s affiliates, but excluding investors in Minnesota and North Carolina, to invest in us without meeting the minimum initial investment requirement. The prospectus is therefore revised to provide that, other than for investors in Minnesota and North Carolina where there are higher minimum initial investment requirements, the minimum initial investment is 100 shares, which equals an investment of $1,000, except for purchases by (1) our existing stockholders, including purchases made pursuant to our distribution reinvestment plan, and (2) existing investors in other programs sponsored by our sponsor, Triple Net Properties, or any of our sponsor’s affiliates which may be in lesser amounts.

Amendment to Our Bylaws

On December 7, 2006, our board of directors unanimously approved an amendment to our amended and restated bylaws. The amendment changes the month during which our annual meeting of stockholders is held from May to June of each year. There were no other changes to our bylaws.

Change to Organizational Structure of Our Sponsor, Property Manager and Dealer Manager

Effective as of November 16, 2006, our sponsor and our property manager, Triple Net Properties Realty, Inc., or Realty, became wholly owned subsidiaries of NNN Realty Advisors, Inc., or NNN Realty Advisors, a newly formed Delaware corporation. Upon receipt of state regulatory approval, our dealer manager, NNN Capital Corp., will also become a wholly owned subsidiary of NNN Realty Advisors. We have received approval from the NASD and expect the transaction to be completed by December 14, 2006. The owners of our sponsor, property manager and dealer manager have exchanged or will exchange their ownership interests in those entities for shares of the common stock of NNN Realty Advisors and cash. NNN Realty Advisors is a nationwide commercial real estate asset management and services firm that sponsors real estate investment programs to provide investors with the opportunity to engage in tax-deferred exchanges of real property and to invest in other real estate investment vehicles including public non-traded real estate investment trusts and real estate investment funds. NNN Realty Advisors recently completed a $160 million private equity offering to institutional investors and certain accredited investors.

The following chart indicates the relationship among us, our sponsor, our advisor, our property manager, our dealer manager and NNN Realty Advisors and certain other affiliates:

(1)	Subject to pending state regulatory approval.

Anthony W. Thompson, the chairman of NNN Realty Advisors, owns 25.9% of its outstanding common stock. Louis J. Rogers, our president and director, the president of our advisor, and the president of Triple Net Properties, owns 5.5% of NNN Realty Advisor’s outstanding common stock. Scott D. Peters, our executive vice president and the executive vice president and chief financial officer of our advisor, serves as the chief executive officer, president and a director of NNN Realty Advisors, and Andrea R. Biller, our secretary and the general counsel of our advisor, serves as the executive vice president and secretary of NNN Realty Advisors. Mr. Peters and Ms. Biller each own less than 1% of NNN Realty Advisor’s outstanding common stock.

The distributions that may be received by NNN Realty Advisors as a result of fees paid to our advisor, our property manager and dealer manager in connection with our offering and operations may result in conflicts of interest for our executive officers who also serve as executive officers of NNN Realty Advisors, in connection with selecting and managing our assets. Messrs. Rogers and Peters and Ms. Biller also have legal and fiduciary obligations to NNN Realty Advisors which are similar to those they owe to us and our stockholders, which may cause conflicts of interest in allocating their time and resources between our business and NNN Realty Advisors. During times of intense activity in other programs sponsored by NNN Realty Advisors and its affiliates, the time they devote to our business may decline and be less than we require. If our officers and non-independent directors, for any reason, are not able to provide sufficient resources to manage our business, our business will suffer and this may adversely affect our results of operation and the value of your investment.

Appointment of New Chairman of the Board

Stanley J. Olander, Jr., our chief executive officer and one of our directors, has been appointed the chairman of our board of directors. Mr. Olander replaces Louis J. Rogers, our president, who resigned the position of chairman but remains a member of the board of directors.

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